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Exhibit 4(b)

         FIRST AMENDMENT TO FIRST AMENDED AND RESTATED RIGHTS AGREEMENT

         THIS FIRST AMENDMENT TO FIRST AMENDED AND RESTATED RIGHTS AGREEMENT dated as of December 13, 1999 (the "First Amendment"), is by and between SEA PINES ASSOCIATES, INC., a South Carolina corporation (the "Company"), and EQUISERVE TRUST COMPANY, N.A., a national banking association (the "Rights Agent").

         WHEREAS, pursuant to Section 27 of that certain First Amended and Restated Rights Agreement dated as of August 23, 1993, and amended and restated as of July 20, 1999, between the Company and the Rights Agent (the "Rights Agreement"), the Company has determined to amend the Rights Agreement as hereinafter provided and has directed the Rights Agent to join in the amendment.

         NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Rights Agent agree as follows:

                  1. The Rights Agreement is hereby amended by deleting therefrom in its entirety the second sentence of Section 1(a) thereof and inserting in lieu thereof the following:

         Notwithstanding the foregoing, no Person shall become an "Acquiring Person" (i) as the result of an acquisition of Common Shares by the Company that, by reducing the number of Common Shares outstanding, increases the percentage of Common Shares beneficially owned by such Person to 20% or more of the Common Shares then outstanding, or (ii) as the result of an acquisition of Common Shares by a Person from the Company upon the exchange of shares of the Company's Series A Cumulative Preferred Stock (the "Series A Shares") in the Company's December 1999 offer to exchange Common Shares for Series A Shares (the "Exchange Offer"); provided, however, that if and at such time as a Person who would otherwise be an "Acquiring Person" but for the provisions of this sentence shall, after such share purchases by the Company, or such acquisition of shares in the Exchange Offer by such Person, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be an "Acquiring Person.

         2. Except as amended hereby, the terms, conditions, covenants, agreements, representations and warranties contained in the Rights Agreement shall remain unaffected hereby and shall continue in full force and effect.

         3. This First Amendment may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

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         IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed by their duly authorized officers as of the date first written above.

ATTEST:                                          SEA PINES ASSOCIATES, INC.

By:      /s/ Angus Cotton                        By:  /s/ Michael E. Lawrence
         ----------------                             -----------------------
Its:     Secretary                                    Michael E. Lawrence
                                                 Its: Chief Executive Officer


ATTEST:                                          EQUISERVE TRUST COMPANY, N.A.


By:      /s/ Jeff Seiders                        By:  /s/ James J. Robinson
         ----------------                             ---------------------
Its:     Account Manager                              James J. Robinson
                                                 Its: Vice President


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